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                                EXHIBIT 20(ii)

                     PRESS RELEASE DATED DECEMBER 5, 1997

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FOR IMMEDIATE RELEASE

                                                CONTACT:      MICHAEL E. PEPPEL
                                                        CHIEF FINANCIAL OFFICER
                                                         937-291-8282 EXT. 7708

    MIAMI COMPUTER SUPPLY CORPORATION ANNOUNCES COMPLETION OF MERGER
                              WITH BRITCO, INC.

     Dayton, OH -- December 5, 1997 -- Miami Computer Supply Corporation (NASDAQ: MCSC), a leading supplier of computer supplies and projection presentation products today reported that it completed the merger with BRITCO, Inc., a $17.0 million (annual revenues) distributor of computer supply and office automation products headquartered in Houston, Texas with
additional offices in San Antonio, Baytown and Austin, Texas.   Terms were
not announced.

     Miami Computer Supply Corporation went public last November. Assuming that the previously announced Minnesota Western transaction is consummated as anticipated, Miami Computer Supply will have increased the number of its sales offices from 20 to 56 and its annual sales from $63 million as of December 31, 1996 to the proforma annualized 12 month run rate of approximately $200 million.

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the Midwest, Northwest, Northeast and Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

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Press Release
Page 2 of 2

     This press release contains "forward-looking" information. The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.

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